September 14, 2006

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	NYMEX Holdings, Inc.

  Registration Statement on Form S-1 (File No. 333-135800)

  Originally Filed on July 17, 2006 (the “Registration Statement”)

Dear Mr. Dundas:

On behalf of our client, NYMEX Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Amendment No. 1 has been marked to show changes from the Registration Statement. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated August 11, 2006 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1.

Prospectus Summary, page 1

1.	In the introductory paragraph, please delete the statement that the summary is “not complete.”

The introductory paragraph has been revised to delete the statement that the summary is “not complete,” as per the Staff’s comment.

2.	Please briefly discuss the reasons for conducting this offering at this time.

The disclosure has been revised on page 6 to add a “Use of Proceeds” section describing the purposes of this offering, as per the Staff’s comment.

Overview, page 1

3.	Please revise to clarify the phrase, “product volume as adjusted for contract size.”

The disclosure has been revised on pages 1, 3, 81, and 83 to clarify the phrase, “product volume as adjusted for contract size,” as per the Staff’s comment.

Dilution, page 40

4.	Please revise your presentation to begin with actual net tangible book value.

We advise the Staff that the Company believes its presentation to be consistent with the presentation of other companies that have a conversion of preferred stock to common stock upon the consummation of an initial public offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

5.	In a separately-captioned section please revise to disclose your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Refer to Item 303(A)(4) of Regulation S-K.

The Company does not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Accordingly, we believe that no disclosure is necessary under Item 303(A)(4) of Regulation S-K, as clarified by Instruction 1 to Paragraph 303(a)(4).

Principal and Selling Stockholders, page 122

6.	Please identify the shareholders who are affiliates of the underwriters, as discussed on page 28. Also, please advise the staff whether the company believes that the underwriters are not or will be after the offering, affiliates of NYMEX.

We advise the Staff that the Company will finalize the identities of the selling stockholders prior to printing preliminary prospectuses and will include in the Registration Statement all of the information referenced in the above comment.

Certain Relationships and Related Transactions, page 125

7.	There are several related transactions discussed in Note 20 to the financials but not disclosed here. Please revise or advise.

We advise the Staff that the disclosure has been revised on page 127 to add a cross-reference to the description of the related party transactions in Note 20 to the financials, as per the Staff’s comment. However, the transactions described in Note 20 that have not been similarly described on page 127 relate to transactions with persons who were affiliates at the time of the filing of the financial statements to which Note 20 corresponds, but who no longer hold positions as affiliates.

Financial Statements

Consolidated Statements of Income, page F-4

8.	Please revise your EPS computations for all periods presented throughout your filing to retroactively reflect that 90,000-for-1 recapitalization on March 14, 2006. Refer to paragraph 54 of SFAS 128.

The Company believes that paragraph 54 of SFAS 128 requires an adjustment to EPS in the case of stock dividends or splits. The Company has not adjusted its EPS calculations because the transaction constitutes a recapitalization, which is not included in paragraph 54 of SFAS 128. For the convenience of the Staff, we have included a copy of such paragraph below.

“If the number of common shares outstanding increases as a result of a stock dividend or stock split or decrease as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure.”

We advise the Staff that the Company believes its presentation of EPS computations is correct. In response to the Staff’s comment, the disclosure has been revised on pages 11, 42, F-4, F-35 and F-49 to supplementally provide the EPS computations as if the transaction constituted a stock split.

9.	We note that you do not separately present your costs and expenses applicable to services on your income statement, that you do not separately present operating and non-operating income and expenses and that you report investment income and interest income from securities lending, net as Revenues. Please tell us the following:

whether you track costs related to each of your separately presented revenue line items;

The Company does not track costs related to each of its revenue line items separately. The majority of expenses relate to clearing and transaction fees. Market data is part of the Company’s regular operations and it does not segment that from clearing and transaction fees.

The Company believes that amounts recorded in “Other revenues” are related to its principal business operations. As such, the Company believes its expenses associated with the generation of other revenues are appropriately presented as operating expenses. In addition, any amounts that could potentially be reclassified as non-operating would not be material to readers of the consolidated financial statements demonstrated by the in-depth analysis provided in Annex A. Separately, the Company believes, from a cost-benefit standpoint, that tracking information related to each of its individual “Other revenue” and “Other expense” amounts would require significant time and resources, the use of numerous manual processes, and additional controls and that such information would not benefit the users of the financial statements.

your basis for not separately presenting operating and non-operating income and expenses; and

The Company has supplementally provided the Staff with an analysis of its “Other revenues” and “Net revenues,” attached hereto as Annex A. The Company believes all revenues included in “Other revenues,” the majority of which, in all but one period, relate to rental income, to be derivative of the Company’s core business and revenue stream and further believes any of its “Other revenues” which, in the aggregate, constitute less than 5% of Net revenues in all periods since 2004, to be immaterial to the financial statements as a whole. The Company’s “Other revenues” revenues exceeded 5% in each of 2002 and 2003 as a result of an $8.6 million insurance settlement related to the terrorist attacks of September 11, 2001 and a collection of a $2.5 million fine levied on one of the Company’s clearing member firms, respectively.

your basis for presenting investment income and interest income from securities lending revenues, net as revenues.

Refer to Rule 5-01 and 5-03 of Regulation S-X.

We advise the Staff that the Company believes its presentation to be consistent with the presentation of other companies in the same industry, such as Chicago Mercantile Exchange Holdings Inc.

10.	We note you separately present interest expense from securities lending as a reduction to total revenues to aggregate to net revenues in your interim financial statements. Please revise to present your annual and interim income statements on a consistent basis. If you decide to use the income statement presentation included in your interim financial statements, please tell us the authoritative guidance which supports this presentation.

Interest income from securities lending and interest expense from securities lending will be presented gross, in accordance with EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as Agent. The presentation of the interest income and interest expense from securities lending has been revised on pages F-4 and F-35 to be consistent with the presentation in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed with the Commission on August 14, 2006.

We advise the Staff that the Company believes its presentation to be consistent with the presentation of other companies in the same industry.

11.	We have the following comments related to other revenues, net.

Please provide us an analysis identifying the items recorded in other revenues for all periods presented.

As described in response to Comment 9 above, the Company has supplementally provided the Staff with an analysis of its “Other revenues” and “Net revenues,” attached hereto as Annex A.

For each significant item, please tell us the authoritative guidance which supports your presentation of this item as revenue. If you believe the item does not represent revenue, please reclassify the item to the income statement line item you believe is appropriate.

We advise the Staff that the Company does not believe that any of the items recorded in “Other revenue” is individually material. The Company believes all revenues included in “Other revenues,” the majority of which, in all but one period, relate to rental income, to be derivative of the Company’s core business and revenue stream and further believes any of its “Other revenues” which, in the aggregate, constitute less than 5% of Net revenues in all periods since 2004, to be immaterial to the financial statements as a whole. All items are revenue items, other than a “contra revenue” account that the Company refers to as credits. These credits, which are further described in the response to Comment 19 below, are also immaterial.

12.	Your Quarterly Financial Data presentation in Note 23 on page F-30 labels certain amounts as “Operating Revenues”. It appears that these amounts reflect the same components as your “Total Revenues” line item on page F-4. In light of the comments above, please reconsider your presentation in Note 23 (and similar presentations elsewhere in your filing) to more accurately describe these amounts since certain of the amounts included do not appear to actually represent operating revenues.

As described in response to Comments 9 through 11 above, the Company believes that its current presentation is correct in light of the fact that all revenues included in “Other revenues” are derivatives of the Company’s core business and revenue stream and the fact that any of its “Other revenue” which, in the aggregate, constitute less than 5% of Net revenues in all periods since 2004, are immaterial to the financial statements as a whole. The Company’s “Other revenues” revenues exceeded 5% in each of 2002 and 2003 as a result of an $8.6 million insurance settlement related to the terrorist attacks of September 11, 2001 and a collection of a $2.5 million fine levied on one of the Company’s clearing member firms, respectively. The presentation of the footnote on page F-30 will be revised on a going-forward basis in all of the Company’s future Annual Reports on Form 10-K to refer to “Net revenues” rather than “Operating revenues,” consistent with the presentation in the income statement, as per the Staff’s comment.

Note 1 Summary of Significant Accounting Policies

Nature of Business, page F-7

13.	Please revise to disclose the percentage of ownership you hold in the DME Holdings Limited. Disclose the income sharing terms of your joint venture agreement.

We advise the Staff that we are currently one of two 50% owners of DME Holdings Limited. The Company shares in 50% of the profits and 35.7% of the losses of DME Holdings Limited. The disclosure has been revised on pages F-17 and F-51 to include the percentage of the Company’s ownership in the DME.

Principles of Consolidation, page F-8

14.	Please revise to disclose your consolidation policy regarding non-variable interest entities and variable interest entities. Specifically include your policy regarding your use of equity method of accounting.

The disclosure has been revised on pages F-8 and F-39 to reflect the addition of a description of the Company’s treatment of variable interest entities in accordance with FIN 46, Consolidation of Variable Interest Entities, as set forth in Note 9 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as well as our policy on the use of the equity method of accounting.

Other Revenues, page F-10

15.	We note you recognize revenue for Other revenues except for fines in the period “during which you derive economic value.” Please revise to more clearly describe the recognition triggers, and tell us how this policy is consistent with the guidance in SAB Topic 13.

We advise the Staff that the Company believes the fines to be a “gain contingency.” In accordance with FAS 5 Accounting for Contingencies, “contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to realization.” Fines that are imposed go through an arbitration process prior to their collection. Collection of an amount, if any, is not determinable until the completion of the arbitration process, at which time any amounts paid are recognized as revenue.

Interim Financial Statements

16.	We note that in the third quarter of 2006, all products trading on the NYMEX ACCESS electronic trading platform are expected to transition to CME Globex. Please tell us the book value of NYMEX ACCESS recorded on your most recent balance sheet, if you tested the asset for impairment and if so, the results of your tests. If you have not tested for impairment, please tell us why you have not.

We advise the Staff that the net book value of assets pertaining to the NYMEX ACCESS® system at June 30, 2006 was approximately $47,000. Based on actual revenue generated from NYMEX ACCESS® in June and July of 2006 of approximately $3.5 million and $3.0 million, respectively, the Company believes that there is no impairment of the NYMEX ACCESS® system. As for writing off the remaining net book value based on the anticipated remaining useful life, the amount of the monthly “accelerated” depreciation would be immaterial.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-38

17.	Please revise to confirm if true that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

The disclosure has been revised on page F-39, as per the Staff’s comment. Similar disclosure was added to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed with the Commission on August 14, 2006.

Note 8. Cumulative redeemable convertible preferred stock, page F-46

18.	Please tell us how you determined that you do not have a beneficial conversion feature. Refer to EITF 98-5. Tell us the estimated offering price range for this offering.

We advise the Staff that the conversion options held by the redeemable convertible preferred stockholder are contingent upon the consummation of an initial public offering.

In accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, this contingent conversion option was measured at the commitment date for the issuance of the redeemable convertible preferred stock on March 14, 2006 at its intrinsic fair value. The Company believes the intrinsic value of the contingent conversion option to be zero, as the conversion price of $19.61 was equal to the price of the common stock of $19.61 at the commitment date. Because the preferred shares are convertible into common stock at a conversion ratio equal to the aggregate face value of the preferred stock divided by the conversion price equal to the initial price per share paid by the investor (subject to anti-dilution adjustments) and the preferred shares were priced at or above the value of the Company’s common shares at the date of issue, the Company does not believe that a beneficial conversion feature exists.

Specifically, investors in the preferred shares paid $19.61 for each share. In March 2006, the Company believes the fair market value of the Company as a whole to have been $1.6 billion and the fair market value of the common shares to have been $19.61 per share. As a result, the $160 million investment by the investors represented a 10% equity interest in the Company, and the Company does not believe that a beneficial conversion feature exists. Furthermore, the transaction was approved by 621 members of NYMEX Exchange, all of whom were stockholders of the Company. Accordingly, at the date of issuance, no intrinsic value existed between the fair market value of the common stock and the original purchase price of the preferred shares.

The conversion terms of the preferred shares were determined in arms-length negotiations between the Company and the investors, none of whom were previously affiliated with the Company. Moreover, over the course of several months, the Company was involved in negotiations with two interested investor groups regarding an equity investment in the Company that lead to the consummation of the transaction. Before agreeing to the negotiated terms, we consulted with our investment banker as to the terms and valuation of the preferred shares. In making their investment decision, the investors would have implicitly valued the underlying common stock into which the preferred shares were convertible. As such, we did not obtain a contemporaneous valuation of the common shares at the time of the private placement in March 2006.

We advise the Staff that an estimated offering price range for the offering has not yet been determined. The Company will include an offering price range in a subsequent amendment to the Registration Statement.

Note 11. Incentive Payments, page F-48

19.	We have the following comments on your incentive programs.

Please describe to us the incentive programs for which the cost is recorded in general and administrative expenses. Specifically discuss the differences between these programs and the incentive programs for which the cost is recorded as a reduction to revenues as noted on page 11.

We advise the Staff that the incentives that are recorded in general and administrative expenses consist primarily of cash payments made to brokers for generating clearing fees from customers for the Company through the NYMEX ClearPort® Clearing system. In addition, there were incentives paid to traders in anticipation of their trading activities promoting business for the Company’s international initiatives.

These incentives differ from the incentives noted on page 12, which are credits given to clearing members who trade on the trading floor of NYMEX Exchange for the use of booths and telephone equipment that the Company owns. The clearing members are billed for the rent of their booth and telephone equipment but do not pay these amounts. The Company sets up an allowance for the full amount at the same time the clearing members are billed. The clearing members earn a 100% credit if they keep current on their clearing and transaction fees that they owe to the Company. No cash is actually paid to the clearing members for these incentives.

Tell us the authoritative guidance on which you rely to record the cost in general and administrative expenses.

We advise the Staff that the Company believes that the incentives appropriately fit within Item (b) 4 of Rule 5-03 of Regulation S-X.

Note 19. Subsequent Events

Technology Services, page F-55

20	Please revise to disclose the payment terms of your agreement with Chicago Mercantile Exchange, Inc. Disclose any minimum annual payments, upfront payments, and triggers.

As discussed in the confidential treatment request submitted to the Commission on August 14, 2006 (the “Confidential Treatment Request”), the Company would suffer substantial competitive harm were it required to disclose the minimum annual payments, upfront payments and triggers and believes that the information described in the Registration Statement and Exhibit 10.12 thereto, incorporated by reference therein from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 14, 2006, is sufficient to protect investors.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3259, or Eric J. Friedman at (212) 735-2204.

Very truly yours

/s/  Michael J. Zeidel

Michael J. Zeidel

Enclosures

cc:  Christopher Bowen

        Richard Kerschner

Annex A

NYMEX Holdings, Inc.

Analysis of Other Revenues

(amounts in thousands)

	6/30/2006	% of Other Revenues	% of Net Revenues	3/31/2006	% of Other Revenues	% of Net Revenues	12/31/2005	% of Other Revenues	% of Net Revenues	12/31/2004	% of Other Revenues	% of Net Revenues
Clearing & transaction fees	195,766	—	81.86%	92,420	—	80.94%	277,632	—	80.11%	193,295	—	80.10%
Market data fees	31,294	—	13.09%	15,382	—	13.47%	44,533	—	12.85%	32,605	—	13.51%
Other	7,125	—	2.98%	3,868	—	3.39%	11,943	—	3.45%	11,532	—	4.78%
Investment income	2,814	—	1.18%	1,460	—	1.28%	8,895	—	2.57%	3,893	—	1.61%
Securities lending income	60,517	—	25.30%	27,242	—	23.86%	68,782	—	19.85%	—	—	0.00%

Total Revenues	297,516		124.40%	140,372		122.94%	411,785		118.82%	241,325		100.00%
Securities lending expense	(58,360)	—	-24.40%	(26,191)	—	-22.94%	(65,224)	—	-18.82%	—	—	0.00%

Net Revenues	239,156		100.00%	114,181		100.00%	346,561		100.00%	241,325		100.00%

Detail of Other
Rental income	4,261	59.80%	1.78%	2,128	55.02%	1.86%	8,196	68.63%	2.36%	8,461	73.37%	3.51%
Booth / telephone rental	1,482	20.80%	0.62%	724	18.72%	0.63%	2,922	24.47%	0.84%	2,256	19.56%	0.93%
Member booth / telephone credits	(887)	-12.45%	-0.37%	(429)	-11.09%	-0.38%	(1,850)	-15.49%	-0.53%	(1,139)	-9.88%	-0.47%
Clerk fees	64	0.90%	0.03%	26	0.67%	0.02%	82	0.69%	0.02%	87	0.75%	0.04%
Royalty fees	—	0.00%	0.00%	—	0.00%	0.00%	181	1.52%	0.05%	—	0.00%	0.00%
Ticker network recovery fee	—	0.00%	0.00%	—	0.00%	0.00%	610	5.11%	0.18%	564	4.89%	0.23%
eACCESS trading rights	371	5.21%	0.16%	192	4.96%	0.17%	492	4.12%	0.14%	287	2.49%	0.12%
Mini designee program fee	660	9.26%	0.28%	378	9.77%	0.33%	—	0.00%	0.00%	—	0.00%	0.00%
Fines (1)	829	11.64%	0.35%	649	16.78%	0.57%	729	6.10%	0.21%	809	7.02%	0.34%
Miscellaneous (2)	345	4.84%	0.14%	200	5.17%	0.18%	581	4.86%	0.17%	207	1.80%	0.09%

	7,125	100.00%	2.98%	3,868	100.00%	3.39%	11,943	100.00%	3.45%	11,532	100.00%	4.78%

	12/31/2003	% of Other Revenues	% of Net Revenues	12/31/2002	% of Other Revenues	% of Net Revenues	12/31/2001	% of Other Revenues	% of Net Revenues
Clearing & transaction fees	139,731	—	74.29%	140,763	—	72.68%	104,302	—	70.28%
Market data fees	31,700	—	16.85%	33,459	—	17.28%	34,313	—	23.12%
Other	12,737	—	6.77%	14,982	—	7.74%	5,666	—	3.82%
Investment income	3,929	—	2.09%	4,467	—	2.31%	4,135	—	2.79%
Securities lending income	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total Revenues	188,097		100.00%	193,671		100.00%	148,416		100.00%
Securities lending expense	—	—	0.00%	—	—	0.00%	—	—	0.00%

Net Revenues	188,097		100.00%	193,671		100.00%	148,416		100.00%

Detail of Other
Rental income	7,273	57.10%	3.87%	3,967	26.48%	2.05%	4,332	76.46%	2.92%
Booth / telephone rental	2,185	17.15%	1.16%	2,860	19.09%	1.48%	2,254	39.78%	1.52%
Member booth / telephone credits	(995)	-7.81%	-0.53%	(1,915)	-12.78%	-0.99%	(2,050)	-36.18%	-1.38%
Clerk fees	85	0.67%	0.05%	183	1.22%	0.09%	187	3.30%	0.13%
Royalty fees	—	0.00%	0.00%	—	0.00%	0.00%	—	0.00%	0.00%
Ticker network recovery fee	551	4.33%	0.29%	548	3.66%	0.28%	498	8.79%	0.34%
eACCESS trading rights	222	1.74%	0.12%	82	0.55%	0.04%	—	0.00%	0.00%
Mini designee program fee	—	0.00%	0.00%	—	0.00%	0.00%	—	0.00%	0.00%
Fines (1)	3,141	24.66%	1.67%	636	4.25%	0.33%	388	6.85%	0.26%
Miscellaneous (2)	275	2.16%	0.15%	8,621	57.54%	4.45%	57	1.01%	0.04%

	12,737	100.00%	6.77%	14,982	100.00%	7.74%	5,666	100.00%	3.82%

(1)	Included in fines for the year ended 12/31/2003 is a compliance fine, in the amount of $2,500, levied on one clearing member firm.
(2)	Included in Miscellaneous for the year ended 12/31/2002 is an insurance settlement, in the amount of $8,607, that NYMEX received in connection with the terrorist attacks on September 11, 2001.